EX.99.h.ix

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT, dated May 13, 2019, between FQF Trust (the “Trust”), on behalf of the series of the Trust set Forth on Schedule A (each a “Fund” and, collectively, the “Funds”), and AGF Investments LLC (the “Adviser”).

WHEREAS, the Adviser has been appointed the adviser of each of the Funds pursuant to an Agreement (the “Agreement”) between the Trust, on behalf of the Funds, and the Adviser; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, the Trust and the Adviser hereby agree, with respect to each Fund, as follows:

1.	The Adviser hereby agrees to waive current payment of fees and/or reimburse expenses of the Funds (excluding interest, taxes, brokerage commissions and other expenses that are capitalized in accordance with generally accepted accounting principles, dividend, interest and brokerage expenses for short positions, acquired fund fees and expenses, and extraordinary expenses of the Fund) so that the net annual fund operating expenses (“Operating Expenses”) of each Fund are limited to the rate per annum, as noted on Schedule A, of the Fund’s average daily net assets (“Expense Limit”).

2.	Each Fund agrees to repay the Adviser for any fees forgone by the Adviser under this Expense Limit or any Operating Expenses the Adviser reimburses in excess of this Expense Limit (“Reimbursement Amount”), provided that:

a.	Such Reimbursement Amount does not cause the Operating Expenses of the Fund to exceed: (i) the Expense Limit in effect at the time the fees were originally waived or reduced or such other payments were made by the Adviser; and (ii) the Expense Limit in place at the time a payment is made to the Adviser;

b.	Such Reimbursement Amount will not include any amounts previously reimbursed by the Fund.

c.	Any amounts reimbursed by the Fund to the Adviser shall not include any additional charges or fees, such as interest on the Reimbursement Amount.

d.	Amounts reimbursed by the Fund shall be allocated to the oldest fee waiver or reimbursement made by the Adviser during the preceding thirty-six (36) month period until fully reimbursed and thereafter to the next oldest such waiver or reimbursement made by the Adviser, and so on.

3.	The Adviser shall look only to the assets attributable to the respective Fund for performance of this agreement and for payment of any claim the Adviser may have hereunder, and any other series of the Trust and any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall not be personally liable therefor.

4.	Notwithstanding any other terms in this Agreement, the Adviser will waive its management fee charged to a Fund to the extent of the amount of any Acquired Fund Fees and Expenses (“AFFE”) incurred by the Fund that are attributable to a Fund’s investment in an underlying fund that is managed by the Adviser.

5.	This agreement is made and to be performed principally in the Commonwealth of Massachusetts, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware. Any amendment to this agreement shall be in writing signed by the parties hereto.

6.	This agreement will continue in effect with respect to each Fund for an initial term of three years and will renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of the next term or it is terminated or amended upon the approval of the Board of Trustees of the Trust. This undertaking will automatically terminate if the Adviser’s Investment Advisory Agreement with the Fund terminates.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

FQF Trust

By:	/s/ William H. DeRoche, Jr.
Name:	William H. DeRoche, Jr.
Title:	President

AGF Investments LLC

By:	/s/ Adrian Basaraba
Name:	Adrian Basaraba
Title:	Director

By:	/s/ Mark Adams
Name:	Mark Adams
Title:	Corporate Secretary

EXPENSE LIMITATION AGREEMENT
SCHEDULE A

Dated May 13, 2019

The registered investment company to which this Agreement applies and its respective Series:

FQF Trust: AGFiQ Global Infrastructure ETF and AGFiQ Dynamic Hedged U.S. Equity ETF

Fund	Expense Limit (as percentage of the Fund’s average daily net assets)	Effective Date	Automatic Renewal Date
AGFiQ Global Infrastructure ETF	0.45%	The later of: (i) May 15, 2019; or (ii) upon effectiveness of the amendment to the Registration Statement of FQF Trust to add the Series	Three years after the Effective Date, and every 12 months thereafter
AGFiQ Dynamic Hedged U.S. Equity ETF	0.45%	The later of: (i) May 15, 2019; or (ii) upon effectiveness of the amendment to the Registration Statement of FQF Trust to add the Series	Three years after the Effective Date, and every 12 months thereafter